November 22, 2013

By EDGAR submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549
Attention: Mr. Terence O’Brien, Accounting Branch Chief

Re:     Deckers Outdoor Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 9, 2013
File No. 0-22446

Dear Mr. O’Brien:

This letter is being respectfully submitted by Deckers Outdoor Corporation (the “Company”) in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q contained in the letter dated November 7, 2013 (the “Letter”).

The Company’s responses are keyed to the numbered paragraphs that correspond to the comments made by the Staff in the Letter. Each response is preceded by a reproduction of the applicable Staff comment.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 29
Results of Operations, page 34

1. In future filings, please quantify the extent to which increases/decreases in volume and pricing and foreign exchange effects contributed to the increase or decrease in net sales for all of your reportable segments for each period presented. Please also quantify the impact of any other factors disclosed as materially impacting net sales, gross profit, and income (loss) from operations for each period presented at the consolidated level and the segment level. For example, your discussion and analysis of gross profit at the consolidated level notes several reasons for the decline in gross margin for fiscal year 2012 as compared to 2011 (i.e., increased sheepskin and other material costs; increase in discounted and closeout sales in the UK and Benelux; contribution by Sanuk brand acquisition; and increased gross profit from the eCommerce and retail stores segments); however, the disclosure does not quantify the extent to which each factor contributed to the change in gross margin. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

The Company’s Response:
In response to the Staff’s comment, in future annual and interim filings, to the extent material the Company will quantify the extent to which increases/decreases in volume and pricing and foreign exchange effects contributed to the increase or decrease in net sales for all of its reportable segments for each period presented, and the Company will also quantify to the extent material the impact of any other factors disclosed as materially impacting net sales, gross profit, and income (loss) from operations for each period presented at the consolidated level and the segment level within Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

2. In future filings, please ensure that you provide investors with an analysis of each material factor. For example, you note that increased gross profits for the eCommerce and retail stores segments positively impacted gross profit and also positively impacted income from operations for each segment. However, there was no analysis of this factor to help investors understand the cause(s) for the increased gross profit. Please also note that the level of detail that you provide during the quarterly analyst conference call should also be provided within MD&A. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

The Company’s Response:
In response to the Staff’s comment, in future filings the Company will provide within MD&A an analysis of each material factor and the level of detail to the extent material that is provided during its quarterly analyst conference call.

3. In future filings, please disclose the portion of net sales generated from the wholesale channel versus through distributors for each period presented at the consolidated level and reportable segment level. It would appear this disclosure would allow investors to better understand variances in gross margin and wholesale accounts receivable turnover, as you note on page 46 that the selling prices of your products are substantially higher through the wholesale channel. If the difference in sales to wholesalers versus distributors is immaterial to gross margin, please disclose this conclusion in future filings.

The Company’s Response:
In response to the Staff’s comment, in future filings, to the extent material the Company will disclose the portion of net sales generated from the wholesale channel versus net sales to distributors for each period presented at the consolidated level and reportable segment level. If the difference in sales through the wholesale channel versus sales to distributors is immaterial to gross margin, the Company will disclose this conclusion.

4. In future filings, please expand your discussion and analysis of international sales to include a discussion and analysis of the impact of your foreign operations on your consolidated income before income taxes, as we note that while foreign net sales as a percentage of total net sales were static for fiscal year 2012 as compared to fiscal year 2011, the percentage of foreign income before income taxes to total income before income taxes significantly decreased for fiscal year 2012 (27.9%) as compared to fiscal year 2011 (38.1%). Your analysis should include the specific business, economic and competitive factors that caused the material change and whether the trends noted are expected to have a continuing impact on your future operating results. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your Form 10-K in response to this comment for your comparison of fiscal years 2012 and 2011.

The Company’s Response:
In response to the Staff’s comment, in future filings the Company will expand its discussion and analysis of international sales to include a discussion and analysis of the impact of its foreign operations on its consolidated income before income taxes. This analysis will include the specific business, economic and competitive factors that caused the material change in consolidated income before income taxes from one reporting period to another, and whether the trends noted are expected to have a continuing impact on the Company’s future operating results.

Below are the disclosures the Company would have included in its Form 10-K in response to this comment for the comparison of fiscal years 2012 and 2011:

"International sales, which are included in the segment sales above, for all of our products combined increased by 2.1% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. International sales represented 31.2% and 31.4% of worldwide net sales for the year ended December 31, 2012 and 2011, respectively. The slight decrease in international sales as a percentage of worldwide net sales was largely due to decreased sales to our wholesale customers in Benelux and the UK and distributors in Europe, partially offset by increased sales to our retail, eCommerce and Japan wholesale customers.

Foreign income before income taxes was $51,409 and $108,738, and worldwide income before income taxes was $184,118 and $285,262 for the year ended December 31, 2012 and

2011, respectively. Foreign income before income taxes represented 27.9% and 38.1% of worldwide income before income taxes for the year ended December 31, 2012 and 2011, respectively. The decrease in foreign income before income taxes as a percentage of worldwide income before income taxes was primarily due to increased SG&A expenses of approximately $30,000. The increased SG&A expenses were primarily related to the expansion of our international retail and eCommerce business.

We expect that our foreign income before income taxes will continue to fluctuate from year to year based on several factors, including our expansion initiatives. In addition, we believe that the continued evolution and geographic scope of the UGG brand, our continuing strategy of enhancing product diversification, and our expected growth in our international retail and eCommerce business, will result in improved foreign operating results in future years."

Liquidity and Capital Resources, page 44

5. In future filings, please expand your discussion and analysis of the consolidated statement of cash flows to include all three fiscal years presented. Please refer to Instruction 1 to Item 303(a) of Regulation S-K for guidance.

The Company’s Response:
In response to the Staff’s comment, in future filings the Company will expand its discussion and analysis of the consolidated statement of cash flows to include all three fiscal years presented.

6. We note that receivables due from wholesale customers have longer payment terms than the receivables due from distributor customers and that your wholesale accounts receivable turnover ratio has had a declining trend since fiscal year 2011 through the twelve-months ended June 30, 2013, primarily due to the change in composition from distributor customers to wholesale customers. As such, please disclose in future filings the portion of trade accounts receivable, net due from wholesale customers and distributor customers for each period presented to allow investors to better understand your turnover ratio. Refer to Item 303(a)(1) of Regulation S-K and Section 501.13.b. of the Financial Reporting Codification for guidance.

The Company’s Response:
In response to the Staff’s comment, the Company respectfully advises the staff that we believe we have addressed this in our 2012 Annual Report on Form 10-K in the Liquidity and Capital Resources, Cash from Operating Activities section on page 45-46. Specifically, we state in the paragraph on wholesale accounts receivable turnover that "We do not expect that the conversion to our European wholesale operations will be a cause of further decline in our accounts receivable turnover in the near-term as we do not expect additional conversions in the near-term." However, if in the future the Company has additional conversions and the conversions contribute to a decline in the wholesale accounts receivable turnover, in future filings the Company will disclose the portion of trade accounts receivable, net due from who lesale customers and distributor customers for each period presented.

(1) The Company and Summary of Significant Accounting Policies, page F-8
Depreciation and Amortization, page F-11

7. In future filings, please expand your disclosures to include your policy for capitalizing costs versus recognizing a period cost related to property and equipment. Please ensure your disclosure includes a description of the costs that you are capitalizing for your websites. If the costs associated with your websites are immaterial to your consolidated financial statements, please disclose this conclusion.

The Company’s Response:
In response to the Staff’s comment, in future filings the Company will expand its disclosures to include its policy for capitalizing costs versus recognizing a period cost related to property and equipment. This disclosure will include a description of the costs that the Company is capitalizing for its websites. If in the future the costs associated with its websites are immaterial to the Company’s consolidated financial statements, the Company will disclose this conclusion.

8. Please confirm to us that the machinery and equipment and the furniture and fixtures asset categories both have estimated useful lives ranging from two to ten years, or revise your disclosure in future filings to disclose the estimated useful lives range for each asset category. To the extent material, please tell us which category you have included capitalized websites costs and the estimated useful lives of your websites.

The Company’s Response:
In response to the Staff’s comment, the machinery and equipment asset category has estimated useful lives ranging from two to ten years, and the furniture and fixtures asset category has estimated useful lives ranging from three to five years. The Company will revise its disclosure in future filings to disclose the estimated useful lives range for each asset category. Capitalized website costs are included in the machinery and equipment asset category, and have estimated useful lives ranging from 3 to 5 years.

(12) Business Combination, page F-37

9. In future filings, please disclose the qualitative factors that make up the goodwill recognized for the Sanuk brand acquisition. We note your reference on page F-38 to the “items discussed above;” however, the disclosure referenced appears to focus on explaining the identifiable intangible assets. To the extent that you attribute the goodwill to expected growth, please explain what the expected growth will be from (i.e., new product line, new customers, new geographic location, etc.). If you are anticipating cost synergies, please disclose what specifically the cost synergies will be. In this regard, we note that you have currently allocated $113.9 million of the $211.6 million purchase price to goodwill. Please refer to ASC 805-10-50-1 and ASC 805-30-50-1.a. for guidance.

The Company’s Response:
In response to the Staff’s comment, the Company respectfully advises the staff that we adequately disclosed these factors in both our 2011 Annual Report on Form 10-K in (9) Business Combination, page F-27, and our 2012 Annual Report on Form 10-K in (12) Business Combination, page F-37. It is our understanding, per ASC Topic 805 - Business Combinations, that the disclosure is only required for business combinations that occurred in the current reporting period. As such, we do not intend to include this disclosure in our future filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 18

10. We note your discussion and analysis of the UGG brand wholesale’s loss from operations and the Sanuk brand wholesale’s income from operations on page 21. It is unclear how the discussion and analysis for the UGG brand wholesale explains to investors why a loss was recognized in the current quarter versus the profit recognized in the prior year’s quarter. Similarly, the discussion and analysis for the Sanuk brand wholesale does not appear to fully explain the increase in the margin from 10% to 23.4%. Please advise and confirm that you will ensure the discussion and analysis provided fully explains your operating results.

The Company’s Response:
In response to the Staff’s comment, the Company respectfully advises the staff that we believe for the UGG brand wholesale segment the discussion adequately explains why a loss was recognized in the current quarter versus the profit recognized in the prior year’s quarter. Specifically, that the UGG brand wholesale segment experienced a decrease in sales from the year ago period of approximately $16.3 million (explained in more detail in the sales section on pages 19 and 20), along with a 3.8 percentage point decrease in gross margin which was due primarily to an increased impact of closeout sales.

For the Sanuk brand wholesale segment, the Company respectfully advises the staff that we believe we have adequately disclosed the material factors that explained most of the increase in the margin from 10% to 23.4%. The remaining factors that would explain the remaining increase in the margin were not individually significant and therefore were not individually disclosed. In future filings the Company will ensure its discussion and analysis adequately explains the significant drivers of its operating results for each reportable segment.

11. Your discussion and analysis of the other wholesale loss from operations attributes the increase in the loss to your acquisition of the Hoka brand. In future filings, please expand your discussion and analysis to explain to investors why Hoka brand is incurring losses from operations and whether these losses are creating a material uncertainty for the recovery of the Hoka brand’s assets.

The Company’s Response:
In response to the Staff’s comment, in future filings the Company will expand its discussion and analysis to explain, to the extent material, the drivers of its operating results for its other brands wholesale segment. The Company will also disclose any material uncertainties for the recovery of any of its other brands wholesale segment’s assets.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance. You may contact me or David Lafitte, General Counsel, at (805) 967-7611 with any questions.

Sincerely,

/s/ Thomas A. George
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation

cc: Angel R. Martinez
President and Chief Executive Officer
Deckers Outdoor Corporation

cc:     David Lafitte
General Counsel
Deckers Outdoor Corporation